Exhibit 99.1

Advanced Semiconductor Engineering, Inc.

Investor Relations Contact:

Iris Wu, Manager

irissh_wu@aseglobal.com

Tel: +886.2.6636.5678

http://www.aseglobal.com

December 22, 2015

ASE to Commence ROC and U.S. Tender Offers for

Common Shares and ADSs of SPIL

December 22, 2015 – Advanced Semiconductor Engineering, Inc. (TWSE Code: 2311, NYSE Code: ASX) (“ASE”) announced today that it plans to commence on December 29, 2015 concurrent tender offers in the Republic of China (the “ROC Offer”) and in the United States (the “U.S. Offer,” and together with the ROC Offer, the “Tender Offer”) for common shares, including those represented by American depositary shares (“ADSs”), of Siliconware Precision Industries Co., Ltd. (“SPIL”) at a price of NT$55 per common share and NT$275 per ADS, respectively. ASE plans to acquire an estimated maximum number of 770,000,000 common shares of SPIL (including common shares represented by ADSs), equivalent to approximately 24.71% of the issued and outstanding common shares of SPIL.

The ROC Offer will commence at 9:00 a.m., Taiwan time, on December 29, 2015 and expire at 3:30 p.m., Taiwan time, on February 16, 2016. The U.S. Offer will commence at 12:00 a.m., New York City time, on December 29, 2015 and expire at 1:30 a.m., New York City time, on February 16, 2016.

On October 1, 2015, ASE acquired 24.99% equity interest in SPIL through tender offers for a consideration of NT$35.2 billion to establish the basis and opportunity for exploration of possible avenues of cooperation between the two companies. However, after ASE acquired its 24.99% equity interest in SPIL, SPIL’s management has acted with animosity towards ASE and continuously disregarded ASE’s proposals to engage in discussions on potential cooperation, and has taken various actions that are ill-advised from a corporate governance perspective. For example, SPIL commenced baseless litigation alleging that ASE does not have the right to be recorded in SPIL’s shareholder register for the shares ASE lawfully acquired and paid for on October 1, 2015; and on December 11, 2015, SPIL announced yet another defensive measure under which SPIL would issue a large number of new shares to a third party through private placement (the “Third Party Deal”), another highly dilutive transaction which brings no cash value to SPIL shareholders.

ASE believes that the Third Party Deal is not in the best interests of SPIL shareholders. In order to protect its investment in SPIL, ASE submitted a proposal to SPIL’s board of directors (the “SPIL Board”) on December 14, 2015 to acquire 100% of SPIL’s shares for NT$55 per common share in cash. However, ASE understands that the SPIL Board has not responded by December 21, 2015. ASE believes that at its existing ownership level, it will continue to face similar defensive measures from SPIL thereby eliminating any realistic possibility of a cooperative dialogue between the parties, and that this inherently unstable situation will have an adverse effect on the interests of ASE’s and SPIL’s shareholders.

As a result, in order to protect ASE’s investment in SPIL, ASE plans to launch this Tender Offer for the purpose of increasing its shareholding in SPIL to approximately 49.71%. Furthermore, subject to the conditions that (1) SPIL shareholders, at the extraordinary general meeting to be held on January 28, 2016 (the “EGM”), do not approve the proposals required for the Third Party Deal (the “amendments to the Articles of Association proposal” and “the proposals to commence a private placement”) or (2) the SPIL Board terminates the Third Party Deal in accordance with its terms or applicable laws before January 28, 2016 and revokes its resolution for convening the EGM for the shareholders to vote on the “amendments to the Articles of Association proposal” and “the proposals to commence a private placement,” ASE intends to ultimately seek to acquire 100% of the common shares and ADSs of SPIL by seeking to discharge the SPIL Board at one or more shareholders’ meetings or await the expiration of the current Board’s term, and elect new nominees to the SPIL Board; if after such election, one half or more of the SPIL Board is composed of candidates nominated or designated by ASE, ASE intends to, in accordance with the Taiwan Mergers and Acquisitions Act, cause the SPIL Board to resolve in favor of a share exchange proposal (the “100% Acquisition”) between ASE and SPIL, pursuant to which ASE shall pay all SPIL’s shareholders a consideration of NT$55 per share (or NT$275 per ADS) and acquire 100% of the outstanding equity interest of SPIL not already owned by ASE. (Actual consideration will be subject to adjustment if SPIL issues shares or cash dividends and will also be adjusted in accordance with applicable laws, including Article 26 of the Principles on Acquisition and Disposition of Assets for Public Companies.) The consummation of the 100% Acquisition will require resolutions by ASE and SPIL in favor of a statutory share exchange under Taiwan law at their respective board and shareholders’ meetings, and be subject to receipt of all requisite competition, antitrust or other government approvals in Taiwan or other jurisdictions. Upon the completion of the 100% Acquisition, SPIL will become ASE’s direct and 100%-owned subsidiary.

After the completion of this Tender Offer, ASE reserves the right to increase or decrease its shares in SPIL, exercise its right as a SPIL shareholder, or take one or more actions to enforce and protect its interest in SPIL and/or to enhance its control in SPIL.

Important Additional Information

This release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell SPIL’s securities.

In connection with the ROC Offer, ASE will file a tender offer document with the Republic of China Financial Supervisory Commission (the “FSC”).  Copies of the

Republic of China offer documents will also be available by contacting KGI Securities Co. Ltd. (“KGI”), the tender offer agent for the Taiwan offer, at +886-2-2389-2999 or at the website maintained by KGI at http://www.kgieworld.com.tw, or at the Market Observation Post System website at http://mops.twse.com.tw/mops/web/index.

In connection with the US Offer, a tender offer statement and related materials will be filed by ASE with the U.S. Securities and Exchange Commission (the “SEC”).  Investors and security holders will also be able to obtain a copy of these statements and other documents filed by ASE free of charge at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement, related materials will be available free of charge by contacting ASE’s information agent for the U.S. offer, MacKenzie Partners, Inc., toll-free at +1-(800) 322-2885 for U.S. or Canada or +1-212-929-5500 for other countries.

Investors and security holders are urged to carefully read the tender offer statements and any other documents relating to the Republic of China and U.S. offers filed by ASE with the SEC and FSC when they become available, as well as any amendments and supplements to those documents, because they will contain important information.